UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

        [  ] Form 10-KSB  [  ] Form 20-F  [  ]  Form 11-K  [X] Form 10-QSB

 For Period Ended:     June 30, 1998                   SEC FILE NUMBER I-9418
                                                       CUSIP NUMBER 232456202
 [  ]     Transition Report on Form 10-KSB
 [  ]     Transition Report on Form 20-F
 [  ]     Transition Report on Form 11-K
 [  ]     Transition Report on Form 10-QSB
 [  ]     Transition Report on Form N-SAR
 For Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant                     CyberAmerica Corporation

         Former Name if Applicable                   N/A

         Address of Principal Executive Office:
                  268 West 400 South, Suite 300
                  Salt Lake City, Utah  84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

         During the second quarter of 1998 the Company acquired a controlling interest ina company which owns an operates real estate in Louisiana. The Company has engaged an independent appraiser to verify valuation of the property. The valuation has taken longer than anticipated. Although the valuation is not yet completed, the company believes it should be forthcoming.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

        Wayne R. Newton            CFO                         (801) 575-8073
           (Name)                (Title)                      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months, or for such shorter period that the registrant was required to file such report(s), been filed? If the answer is no, identify report(s).

                                                   (X) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  (X ) Yes ( ) No

              If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  The Company had net income before taxes for the quarter ended June 30,1998 in excess of $550,000 compared with a profit of $28,000 for the same quarter in 1997.


                            CyberAmerica Corporation
                  (Name of Registrant as specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998                      By:   /s/Wayne R. Newton
                                            Name:  Wayne R. Newton
                                            Title: Chief Financial Officer